Exhibit 10aa


1998 EMPLOYEE STOCK PURCHASE PLAN
OF
C. R. BARD, INC.,

AS AMENDED AND RESTATED


The 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated, provides Eligible Employees of C. R. Bard, Inc., a New Jersey corporation (the "Company"), and its Subsidiaries an opportunity to purchase shares of Common Stock of the Company on the terms and conditions set forth below.

1. Definitions

(a) Business Day: any day the New York Stock Exchange is open for business.

(b) Code: the Internal Revenue Code of 1986, as amended.

(c) Common Stock: the Company's Common Stock, par value $.25 per share.

(d) Compensation: with respect to a Participant, the portion of the Participant's basic pay, overtime pay and vacation and holiday pay paid to the Participant during the applicable payroll period.

(e) Delayed Purchase Date: has the meaning specified in Section 9(b).

(f) Eligible Employee: an employee who is eligible to participate in the Plan pursuant to Section 3.

(g) Fair Market Value: the mean between the high and low sales price of the Common Stock on the subject day as reported on the New York Stock Exchange-- Composite Transactions Tape or, if no sale of the Common Stock shall have occurred on the New York Stock Exchange on that day, on the next preceding day on which there is a sale. If the Common Stock is not traded on the New York Stock Exchange, the Fair Market Value shall be the amount that is reasonably determined by the Plan Administrator.

(h) Grant Date: each January 1 and July 1.

(i) Option: an option to purchase shares of Common Stock under the Plan, pursuant to the terms and conditions hereof.

(j) Participant: an Eligible Employee who is participating in the Plan pursuant to Section 4.

(k) Plan: 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated, as further amended from time to time.

(l) Plan Account: an account maintained by the Company or its designated recordkeeper for each Participant to which the Participant's payroll deductions and other contributions are credited, against which funds used to purchase shares of Common Stock are charged and to which shares of Common Stock purchased are credited.

(m) Plan Administrator: the Retirement Committee under the Retirement Plan, or such other person or persons, including a committee, as may be appointed by the Board of Directors of the Company to administer the Plan. The Board of Directors of the Company may at any time remove or replace the Plan Administrator.

(n) Purchase Date: except as provided in Section 17, each June 30 and December 31 (or the following Business Day if such date is not a Business Day).

(o) Purchase Price: unless the Plan Administrator determines before a Grant Date that a higher or lower price that complies with Code Section 423 shall apply, the Purchase Price of the shares of Common Stock which are to be sold under the Plan on the Purchase Date (and on the related Delayed Purchase Date) next following such Grant Date shall be the lesser of 85% of the Fair Market Value of Common Stock on such Grant Date and 85% of the Fair Market Value of a share of Common Stock on such Purchase Date.

(p) Retirement Plan: the Employees' Retirement Plan of C. R. Bard, Inc., as amended.

(q) Subsidiary: any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2. <u>Stock Subject to the Plan</u>. Subject to Section 14, the aggregate number of shares of Common Stock which may be sold under the Plan is 500,000. The Company may make open-market purchases, sell treasury shares or issue authorized but unissued shares of Common Stock to provide shares of Common Stock for purchase under the Plan.

3. <u>Eligible Employees</u>. An "Eligible Employee" means each employee of the Company or any domestic Subsidiary, and each employee of a foreign Subsidiary to which the Plan is extended by the Plan Administrator, except:

(a) an employee whose customary employment is fewer than 20 hours or less per week; or

(b) an employee whose customary employment is for fewer than five months in any calendar year.

4. <u>Participation in the Plan</u>.

(a) An Eligible Employee may elect to participate in the Plan by completing and filing with the Company or its designated recordkeeper an election form or by making such election in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees. Any such election may authorize payroll deductions from the employee's Compensation. Such deductions shall commence on the first Grant Date thereafter as elected by the Employee, and shall continue until the Employee terminates participation in the Plan or the Plan is terminated. An Eligible Employee may participate in the Plan through payroll deductions or by making contributions as provided in Section 7.

(b) Notwithstanding the foregoing, an Eligible Employee shall not be granted an Option on any Grant Date if such employee, immediately after the Option is granted, would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of this paragraph, the rules of Code Section 424(d) shall apply in determining the stock ownership of an individual, and stock which an employee may purchase under outstanding options shall be treated as stock owned by the employee.

5. Payroll Deductions. Payroll deductions shall be made from the Compensation paid to each Participant for each payroll period in such whole percentage from 1% to 10% as the Participant shall authorize in such Participant's election form. No Eligible Employee may be granted an Option which permits such Eligible Employee to purchase Common Stock under the Plan, and any other stock purchase plan of the Company or any Subsidiary that is qualified under Section 423 of the Code, to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such Option is granted) for each calendar year in which the Option is outstanding at any time.

6. Changes in Payroll Deductions. Subject to the minimum and maximum deductions set forth above, a Participant may change the amount of such Participant's payroll deductions as of the next Grant Date by filing a new election form with the Company or its designated recordkeeper (or by making such election in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) no later than ten Business Days in advance of the next Grant Date. The change shall be effective until revoked in writing.

7. Lump-Sum Contributions. Each Eligible Employee shall be entitled to make one contribution to such employee's Plan Account during the period beginning on January 1 and ending on March 31 in each year and one contribution to such employee's Plan Account during the period beginning on July 1 and ending on September 30 in each year. Each such contribution shall be made by delivering a personal check or funds in such other form acceptable to the Company to the Company's Corporate Human Resources Department. Each such contribution shall be accompanied by a written notice in a form prescribed by the Company requesting that the funds tendered with such notice be deposited in such employee's Plan Account.

8. Termination of Participation in Plan. A Participant may, at any time and for any reason, voluntarily terminate participation in the Plan by written notification of withdrawal delivered to the Plan Administrator. Such Participant's payroll deductions under the Plan shall

cease as soon as practicable following delivery of such notice. A Participant's participation in the Plan shall be terminated upon termination of such Participant's employment with the Company and its Subsidiaries for any reason. If the former Participant remains employed by the Company or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions or contributions pursuant to Section 7 credited to such Participant's Plan Account shall be used to purchase shares of Common Stock on the next Purchase Date or Delayed Purchase Date (as defined below), as the case may be. If the former Participant is no longer employed by the Company or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions or contributions pursuant to Section 7 credited to such Participant's Plan Account shall be paid to such Participant in cash as soon as practicable following termination of employment. An Eligible Employee whose participation in the Plan is terminated may rejoin the Plan by making an election to participate in accordance with Section 6.

9. Purchase of Shares.

(a) On each Grant Date, each Participant shall be deemed to have been granted an Option.

(b) On each Purchase Date, each Participant shall be deemed, without any further action, to have purchased that number of shares of Common Stock determined by dividing the Purchase Price into the cash balance in the Participant's Plan Account on the Purchase Date; provided, that in respect of any Purchase Date (other than a date deemed to be a Purchase Date pursuant to Section 17) any Participant may elect (a "Deferral Election") by written notification delivered to the Company or its designated recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing) to delay such purchase to the immediately following January 1, in the case of a Purchase Date on June 30, or July 1, in the case of a Purchase Date on December 31 (the "Delayed Purchase Date"), on which date such Participant shall be deemed, without any further action, to have purchased that number of shares of Common Stock determined by dividing the Purchase Price (determined as of the Purchase Date with respect to which the Deferral Election was made (i.e., the second preceding Purchase Date)) into the cash balance in the Participant's Plan Account as of such Purchase Date; provided, further, that each Participant employed by a Subsidiary organized in Germany, the United Kingdom or Italy or any other country designated from time to time by the Plan Administrator (which designation the Plan Administrator shall promptly make known to affected Eligible Employees) shall be deemed to have made such election unless such Participant elects to the contrary by written notification delivered to the Company or its designated recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing).

(c) As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant who has not made a Deferral Election which shall include (i) the number of shares of Common Stock purchased on the Purchase Date on behalf of such Participant under the Plan, (ii) the purchase price per share applicable to such Purchase Date and (iii) the total amount of cash transferred to the Participant's Plan Account since the immediately preceding Grant Date pursuant to Section 5. As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant who has made a Deferral Election which shall include (i) the total amount of cash transferred to the Participant's Plan Account since the immediately preceding Grant Date pursuant to Sections 5 and 7 and (ii) the purchase price per share applicable to such Purchase Date. As soon as practicable after each Delayed Purchase Date, a statement shall be delivered to each Participant who has made a Deferral Election which shall include (i) the number of shares of Common Stock purchased on the Delayed Purchase Date on behalf of such Participant under the Plan, (ii) the Purchase Price per share applicable to such Delayed Purchase Date and (iii) the cash balance in the Participant's Plan Account as of the second preceding Purchase Date.

(d) A stock certificate for whole shares of Common Stock in a Plan Account shall be issued and a cash payment for any fraction of a share of Common Stock in a Plan Account will be made upon request at any time after such shares have been held in such Participant's Plan Account for a period of six months; provided, that a stock certificate for whole shares of Common Stock in a Participant's Plan Account which were purchased on a Delayed Purchase Date shall be issued and a cash payment for any fraction of a share of Common Stock in a Plan Account which was purchased on a Delayed Purchase Date will be made upon request of the Participant at any time. Notwithstanding the preceding sentence, if the Participant's employment with the Company and its Subsidiaries terminates, a stock certificate for whole shares and a cash payment for fractional shares of Common Stock in such Participant's Plan Account shall be issued or made as soon as administratively feasible thereafter. Stock certificates under the Plan shall be issued, at the election of the Participant, in such Participant's name or in such Participant's name and the name of another person as joint tenants in common.

10. <u>Rights as a Shareholder</u>. As of the Purchase Date or Delayed Purchase Date, as the case may be, a Participant shall be treated as record owner of such Participant's shares purchased pursuant to the Plan.

11. <u>Rights Not Transferable</u>. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant's lifetime only by the Participant or by the Participant's guardian or legal representative. No rights or payroll deductions of a Participant shall be subject to execution, attachment, levy garnishment or similar process.

12. <u>Sale of Purchased Stock</u>. An Eligible Employee must advise C. R. Bard, Inc. promptly if the Eligible Employee disposes of any shares of Common Stock purchased by the Eligible Employee under the Plan if such disposition shall have occurred within two years after the Grant Date immediately preceding the Eligible Employee's purchase of such shares.

13. <u>Application of Funds</u>. All funds of Participants received or held by the Company under the Plan before purchase of the shares of Common Stock shall be held by the Company without liability for interest or other increment.

14. <u>Adjustments in Case of Changes Affecting Shares</u>. In the event of a subdivision or consolidation of outstanding shares of Common Stock, or the payment of a stock dividend, the number of shares approved for the Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed equitable by the Plan Administrator. In the event of any other change affecting the Common Stock, such adjustment shall be made as shall be deemed equitable by the Plan Administrator to give proper effect to such event.

15. <u>Administration of the Plan</u>. The Plan shall be administered by the Plan Administrator. The Plan Administrator shall have authority to make rules and regulations for the administration of the Plan and its interpretations, and decisions with regard to the Plan and such rules and regulations shall be final and conclusive. It is intended that the Plan shall at all, times meet the requirements of Code Section 423, if applicable, and the Plan Administrator shall, to the extent possible, interpret the provision of the Plan so as to carry out such intent.

16. <u>Amendments to the Plan</u>. The Plan Administrator may, at any time, or from time to time, amend or modify the Plan; provided, however, that no amendment shall be made increasing or decreasing the number of shares authorized for the Plan (other than as provided in Section 14 or 17), and that no amendment shall be made which would cause the Plan to fail to meet the applicable requirements of Code Section 423.

17. <u>Termination of Plan</u>. The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company as specified below or (b) the date no more shares remain to be purchased under the Plan. The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or at any other time Participants in the aggregate have Options to purchase more shares of Common Stock than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of shares of Common Stock on a pro rata basis, and any excess payroll deductions shall be returned to Participants, all as provided by rules and regulations adopted by the Plan Administrator.

18. <u>Costs</u>. All costs and expenses incurred in administering the Plan shall be paid by the Company. Any costs or expenses of selling shares of Common Stock acquired pursuant to the Plan shall be borne by the holder thereof.

19. <u>Governmental Regulations</u>. The Company's obligation to sell and deliver Common Stock pursuant to the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such stock.

20. <u>Applicable Law</u>. The Plan shall be interpreted under the laws of the United States of America and, to the extent not inconsistent therewith, by the laws of the State of New Jersey. The Plan is not to be subject to the Employee Retirement Income Security Act of 1974, as amended, but is intended to comply with Code Section 423. Any provisions required to be set forth in the Plan by such Code section are hereby included as fully as if set forth in the Plan in full.

21. <u>Effect on Employment</u>. The provisions of the Plan shall not affect the right of the Company or any Subsidiary or any Participant to terminate the Participant's employment with the Company or any Subsidiary.

22. <u>Withholding</u>. The Company reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

23. <u>Sale of Company</u>. In the event of a proposed sale of all or substantially all of the assets of the Company or a merger of the Company with or into another corporation, the Company shall require that each outstanding Option be assumed or an equivalent right to purchase stock of the successor or purchaser corporation be substituted by the successor or purchaser corporation, unless the Plan is terminated.

24. <u>Effective Date</u>. The Plan shall become effective July 1, 1998, provided that the stockholders of the Company approve it within 12 months after the date the Plan was adopted by the Board of Directors of the Company.